

Gary Hildebrand

Managing Member at Colombian Contract Coal

Minneapolis, Minnesota, United States · Contact info

13 connections

Colombian Contract Coal

University of Wisconsin-Madison

Experience

Managing Member
Colombian Contract Coal
Sep 2010 – Present · 11 yrs 1 mo
Minneapolis, MN

Contract coal from Colombian mines to international markets

Managing Member
Ethanol Enhancement Enterprises
Jun 2009 – Present · 12 yrs 4 mos

Education

University of Wisconsin-Madison
Hamline University, Law
1968 – 1971